SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549

                          ---------------

                            SCHEDULE 13D

             Under the Securities Exchange Act of 1934

                       DIAMOND SHAMROCK, INC.
            --------------------------------------------

                          (Name of Issuer)

              Common Stock, Par Value $0.01 Per Share
            --------------------------------------------

                   (Title of Class of Securities)

                              252747100
            --------------------------------------------

                           (CUSIP Number)

   Patrick J. Guarino, Esq.                  William P. Rogers, Jr., Esq.
Senior Vice President, General Counsel         Cravath, Swaine & Moore
 and Secretary--Ultramar Corporation              825 Eighth Avenue
  Two Pickwick Plaza, Suite 300                New York, New York 10019
  Greenwich, Connecticut 06830

            --------------------------------------------

           (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)

                         September 22, 1996
            --------------------------------------------
      (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ] .

     Check the following box if a fee is being paid with this statement |X . (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                  (Continued on following page(s))

                        (Page 1 of 7 Pages)

     CUSIP NO. 25274710         SCHEDULE 13D         Page  2 of  7  Pages
               --------                                   ---   ---


1    NAMES OF REPORTING PERSON
       Ultramar Corporation
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       13-3663331

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *        (a)  [ ]

                                                               (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS *
        WC, BK, OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                 [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

- - - - - - - - -
                      7    SOLE VOTING POWER
     NUMBER OF                5,858,500 <F1>
      SHARES
   BENEFICIALLY       8    SHARED VOTING POWER
     OWNED BY                 None
  EACH REPORTING
    PERSON WITH       9    SOLE DISPOSITIVE POWER
_ _ _ _ _ _ _ _ _             5,858,500 <F1>

                     10    SHARED DISPOSITIVE POWER
                              None


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            5,858,500 <F1>

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES *                                              [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         16.6% <F2>

14    TYPE OF REPORTING PERSON *
          CO

               * SEE INSTRUCTIONS BEFORE FILLING OUT

[FN]

<F1> The shares of common stock of Diamond Shamrock, Inc.
     (the "Issuer") covered by this report are purchasable by Ultramar Corporation ("Ultramar") upon exercise of an option granted to Ultramar pursuant to a Stock Option Agreement dated as of September 22, 1996, and described in Item 4 of this report. Prior to the exercise of the option, Ultramar is not entitled to any rights as a shareholder of the Issuer as to the shares covered by the option. The number of shares of common stock of the Issuer purchasable by Ultramar under the option will be reduced if necessary so that the value of the option at the time of its exercise does not exceed $60 million (such value being the market price of a share of common stock of the Issuer on the trading day prior to exercise of the option minus the option exercise price multiplied by the quantity of shares purchasable under the option). The option may only be exercised upon the happening of certain events, none of which has occurred as of the date hereof. Prior to such exercise, Ultramar expressly disclaims beneficial ownership of the shares of common stock of the Issuer which are purchasable by Ultramar upon exercise of the option.

     The number of shares indicated represents approximately
     19.9% of the total outstanding shares of common stock of the Issuer as of September 19, 1996, excluding shares issuable upon exercise of the option.

<F2> Adjusted to reflect the issuance by the Issuer of
     5,858,500 shares of common stock as described herein.






















                         Page 3 of 7 Pages

Item 1.  Security and Issuer

     This Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock," an individual share of which is a "Share"), of Diamond Shamrock, Inc. (the "Issuer"), a Delaware corporation. The principal executive offices of the Issuer are located at 9830 Colonnade Boulevard, San Antonio, Texas 78230.

Item 2.  Identity and Background

     This Schedule 13D is filed by Ultramar Corporation
("Ultramar"), a Delaware corporation engaged in the refining and marketing of petroleum products principally in California and Eastern Canada. Ultramar's principal offices are located at Two
Pickwick Plaza, Suite 300, Greenwich, Connecticut 06830.

     During the last five years, to the best of Ultramar's knowledge, neither Ultramar nor any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     Except for Mr. Jean Gaulin, Chairman of the Board and Chief Executive Officer, and Mr. Stanley Hart and Ms. Madeleine Saint-Jacques, who are directors, each of whom is a citizen of Canada, all executive officers and directors of Ultramar are citizens of the United States. The name, business address and present principal occupation (including the name and address of the corporation or organization in which such employment is conducted) of each executive officer and director is set forth in Schedule A to this Schedule 13D and is specifically incorporated herein by reference.

Item 3.  Source and Amount of Funds or Other Consideration

     This Statement relates to an option granted to Ultramar by the Issuer to purchase shares of Common Stock from the Issuer as described in Item 4 below (the "Stock Option"). The Stock Option entitles Ultramar to purchase up to 5,858,500 shares of Common Stock (the "Option Shares") under the circumstances specified in the Stock Option Agreement dated as of September 22, 1996, between Ultramar and the Issuer (the "Stock Option Agreement") and as described in Item 4 below, for a purchase price of $27.55 per Share (the "Purchase Price"). The number of Option Shares will be reduced if necessary so that the value of the Stock Option at the time of its exercise does not exceed $60 million (such value being the market price of a Share on the trading day prior to exercise of the Stock Option minus the Purchase Price multiplied by the number of Option Shares purchased). Reference is hereby made to the Stock Option Agreement, which is included as Exhibit 10.1 to the Ultramar Current Report on Form 8-K, dated as of September 25, 1996, File No. 1-11154 (the "Ultramar 8-K"), for the full text of its terms, including the conditions upon which it may be exercised.

     The Stock Option was granted by the Issuer as an inducement to Ultramar to enter into the Agreement and Plan of Merger, dated as of September 22, 1996, among Ultramar and the Issuer (the "Merger Agreement"). Pursuant to the Merger Agreement and subject to the conditions set forth therein (including approval by the stockholders of Ultramar and the Issuer and various regulatory agencies), the Issuer will merge with and into Ultramar (the "Merger") with Ultramar continuing as the surviving corporation, and each issued and outstanding Share will be converted into the right to receive 1.02 shares of common stock, par value $0.01 per share, of Ultramar. If the merger is consummated, the Stock Option will not be exercised. No monetary consideration was paid by Ultramar to the Issuer for the Stock Option.


                         Page 4 of 7 Pages

     If Ultramar elects to exercise the Stock Option, it currently anticipates that the funds to pay the Purchase Price will be generated by a combination of available working capital, bank or other borrowings and/or the sale, in whole or in part, of Option Shares following such exercise.

Item 4.  Purpose of Transaction

     As stated above, the Stock Option was granted to Ultramar in connection with the execution of the Merger Agreement. A copy of the Merger Agreement is included as Exhibit 2.1 to the Ultramar 8-K and is incorporated herein by reference in its entirety. If the Merger is consummated, the size of Ultramar's Board of Directors shall be increased to twelve with six members of the Issuer's present Board of Directors becoming members of Ultramar's Board of Directors.

     Ultramar has the right to cause the Issuer to prepare and file up to three registration statements under the Securities Act of 1933, in order to permit the sale by Ultramar of any Option Shares purchased under the Stock Option.

     The descriptions herein of the Stock Option Agreement and the Merger Agreement are qualified in their entirety by reference to such agreements, copies of which were filed as Exhibits 10.1 and 2.1, respectively, to the Ultramar 8-K.

Item 5.  Interest in Securities of the Issuer

     As a result of the issuance of the Stock Option, Ultramar may be deemed to be the beneficial owner of 5,858,500 shares of Common Stock of the Issuer, which would represent approximately 16.6% of the shares of Common Stock outstanding after exercise of the Stock Option (based on the number of shares of Common Stock outstanding on September 19, 1996, as set forth in the Merger Agreement). Ultramar will have sole voting and dispositive power with respect to such shares.

     The Option Shares described herein are subject to the Stock Option, which is not currently exercisable. Nothing herein shall be deemed to be an admission by Ultramar as to the beneficial ownership of any shares of Common Stock, and, prior to exercise of the Stock Option, Ultramar disclaims beneficial ownership of all Option Shares.

     Except as described herein, neither Ultramar nor, to the best of Ultramar's knowledge, any other person referred to in Schedule A attached hereto beneficially owns or has acquired or disposed of any shares of Common Stock of the Issuer during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer

     Except for the Merger Agreement and the Stock Option Agreement, none of the persons named in Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including, but not limited to, transfers or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits

    Exhibit       Description

       1 Stock Option Agreement, dated as of September 22, 1996, between Diamond Shamrock, Inc., as Issuer, and Ultramar Corporation, as Grantee (incorporated by reference from Exhibit 10.1 to the Ultramar 8-K).


                         Page 5 of 7 Pages

       2 Agreement and Plan of Merger, dated as of September 22, 1996, among Ultramar Corporation and Diamond Shamrock, Inc. (incorporated by reference from Exhibit 2.1 to the Ultramar 8-K).


                             SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this
Schedule 13D is true, complete and accurate.

October 1, 1996                         Ultramar Corporation



                                        By:   /s/ Patrick J. Guarino
                                            -------------------------
                                            Patrick J. Guarino
                                            Senior Vice President,
                                            General Counsel and Secretary



















                         Page 6 of 7 Pages

                             SCHEDULE A


Names of Directors        Principal Occupation          Name and Address of
  and Officers              or Employment                  Organization
------------------        --------------------          -------------------

Jean Gaulin               Chief Executive Officer       Ultramar Corporation
Director and Officer      and Chairman of the Board     Two Pickwick Plaza
                          of Ultramar Corporation       Greenwich, CT 06830

H. Pete Smith             Senior Vice President and     Ultramar Corporation
Officer                   Chief Financial Officer       Two Pickwick Plaza
                          of Ultramar Corporation       Greenwich, CT 06830


Patrick J. Guarino        Senior Vice President,        Ultramar Corporation
Officer                   General Counsel and           Two Pickwick Plaza
                          Secretary of Ultramar         Greenwich, CT 06830
                          Corporation

Byron Allumbaugh          Chairman of Ralphs            Ralphs Grocery Co.
Director                  Grocery Company               P.O. Box 54143
                                                        Los Angeles, CA 90054

H. Frederick Christie     Consultant                    655 Deep Valley
Director                                                Drive, Suite 125
                                                        Rolling Hills
                                                        Estates, CA 90274

Stanley Hartt             Chairman, President and      CAMDEV Corporation
Director                  Chief Executive Officer      40 King Street West,
                          of Camdev Corporation        Suite 2700
                                                       Toronto, Ontario M5H 3Y2
                                                       CANADA

Russel H. Herman          Owner and Principal of       5 Alden Road
Director                  International Energy         Greenwich, CT 06831
                          Consultants Ltd.

William F. Luce           Retired                      88 Old Army Road
Director                                               Scarsdale, NY 10583

Madeleine Saint-Jacques   Chairman of the Board       Saint-Jacques Vallee
Director                  of Saint-Jacques Vallee     Young & Rubicam Inc.
                          Young & Rubicam Inc.        1600 Rene-Levesque
                                                      Blvd., West
                                                      Montreal, Quebec H3H 1P9
                                                      CANADA

C. Barry Schaefer         Managing Director with      The Bridgeford Group
Director                  The Bridgeford Group        280 Park Avenue
                                                      New York, NY 10017








                         Page 7 of 7 Pages